Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2016
Edmonton, Alberta, February 14, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the fourth quarter ended December 31, 2016.
Martin Ferron, President and Chief Executive Officer of the Company stated, “We were very pleased to exceed our Consolidated EBITDA targets for the period and for the most challenging of years, despite ideal earthmoving weather not arriving until very late in the quarter. Also we incurred an almost $2 million, marked to market, charge related to the cash settled portion of our long term incentive plan, due to the otherwise most welcome appreciation in our stock price.”
Further Mr. Ferron commented, “Looking ahead we have secured sufficient earthworks volumes to have a strong first half of the year and we are encouraged by the level of bidding activity for projects to be performed in the second half of 2017. Overall we are more optimistic about potentially beating our growth targets for 2017 through to 2019.”
The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.
Highlights of the Fourth Quarter Ended December 31, 2016
•
Revenue for the quarter ended December 31, 2016 was $62.2 million, compared to $65 million for the quarter ended December 31, 2015, a difference of 4.3%. Consolidated EBITDA for the quarter was $13.5 million, the same Consolidated EBITDA achieved in the quarter ended December 31, 2015.

•	In November 2016, the Company completed a normal course issuer bid, purchasing and subsequently cancelling 1,075,900 of its voting common shares through the facilities of the Toronto Stock Exchange.
Highlights of Events Post Fourth Quarter
•	On January 25, 2017 the Company announced the award of an overburden removal contract which is expected to generate over $45 million in revenues for the Company during fiscal 2017.
•
On February 1, 2017, the Company renewed a 5-year master services agreement on a sole sourced, negotiated basis with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities.

•
Today, the Company announced that it has amended its previously-announced normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange (“TSX”). The Company has received conditional approval from the TSX to increase the number of Shares available for repurchase under the NCIB by 1,657,514 Shares. For further details read the section titled “Normal Course Issuer Bid in Canada”.

NEWS RELEASE
Declaration of Quarterly Dividend
On February 14, 2017 the NAEP Board of Directors declared a quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on March 6, 2017.  The Dividend will be paid on April 7, 2017 and is an eligible dividend for Canadian income tax purposes.
Consolidated Financial Highlights
	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2016	2015	Change
Revenue	$62,201	$64,994	$(2,793)
Project costs	24,442	26,349	(1,907)
Equipment costs	18,666	19,346	(680)
Depreciation	12,701	10,347	2,354
Gross profit	6,392	8,952	(2,560)
Gross profit margin	10.3%	13.8%	(3.5)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	4,996	6,123	(1,127)
Stock-based compensation expense	2,753	615	2,138
Operating (loss) income	(1,182)	536	(1,718)
Interest expense	1,136	1,558	(422)
Net loss	(497)	(712)	215
Net loss margin	(0.8)%	(1.1)%	0.3%
EBITDA(1)	$13,033	$11,382	$1,651
Consolidated EBITDA(1)	$13,504	$13,456	$48
Consolidated EBITDA margin	21.7%	20.7%	1.0%

Per share information
Net loss - Basic and Diluted	$(0.02)	$(0.02)	—

Cash dividend declared per share	$0.02	$0.02	$—
(1)	See “Non-GAAP Financial Measures”. A reconciliation of net loss to EBITDA and Consolidated EBITDA follows below under “Margin, EBITDA and Consolidated EBITDA”.
Results for the Quarter Ended December 31, 2016
For the three months ended December 31, 2016, consolidated revenue was $62.2 million, down from $65.0 million in the same period last year. Revenue was down in the current period, compared to last year as a result of a reduction in civil construction activity at the Millennium and Aurora mines, reduced overburden removal volumes at the Steepbank and Millennium mines and the prior year completion of a site development project at the Kearl mine. This reduced activity was partially offset by the ramp up of the Company’s expanded winter work programs at the Mildred Lake and Millennium mines, the completion of civil construction work at the Mildred Lake mine, ongoing mine support activities at the Kearl mine and the completion of a new civil dam construction project at the Red Chris Copper mine, in northwest British Columbia.
For the three months ended December 31, 2016, gross profit was $6.4 million or 10.3% of revenue, down from a gross profit of $9.0 million or 13.8% of revenue during the same period last year. The lower gross profit in the current period was driven by higher depreciation from increased winter work program activity and the completion of preventative maintenance and repair activities, performed early in the quarter to prepare the Company’s equipment for its winter work programs. The prior period quarter benefited from project closeout activities on a site development project.
For the three months ended December 31, 2016, depreciation was $12.7 million, up from $10.3 million in the same period last year.

NEWS RELEASE
For the three months ended December 31, 2016, operating loss was $1.2 million, compared to operating income of $0.5 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $5.0 million for the three months ended December 31, 2016, down from $6.1 million in the same period last year, reflecting the benefits gained from cost-saving initiatives implemented over the past year.
Stock-based compensation expense increased $2.1 million compared to the prior year primarily as a result of the effect of the higher share price on the carrying value of the liability classified award plans.
For the three months ended December 31, 2016, the Company recorded $0.3 million of gains on the disposal of plant and equipment and assets held for sale compared to $1.2 million of losses in the previous period.
For the three months ended December 31, 2016, net loss was $0.5 million (basic and diluted loss per share of $0.02), compared to a net loss of $0.7 million from (basic and diluted loss per share of $0.02) during the same period last year. The net loss in the current quarter included the recording of $2.8 million in stock-based compensation expense, partially offset by $1.4 million in other income generated from the sale of other current assets. This compares to the recording of $0.6 million in stock-based compensation expense recorded in the same period last year. The combined income tax benefit recorded in the current period of $0.4 million for the three months ended December 31, 2016 is comparable to the combined income tax benefit recorded in the prior period of $0.3 million for the three months ended December 31, 2015.
Total interest expense was $1.1 million during the three months ended December 31, 2016, down from $1.6 million in the same period last year.
Outlook
Even before OPEC and in particular Saudi Arabia, made a complete about turn in relation to production strategy, a re-balancing of oil supply and demand appeared to be well underway. Therefore, although the deep and unusually long cyclical downturn in the oil industry is into its third year, the worst seems to be in the past. The oil price appears to have stabilized in the low US$50's per barrel and may head higher as 2017 progresses.
In response to the downturn, most of the Company’s oil sands mining customers elected to increase their production and all slashed their expenses in order to lower operating costs per barrel. While it is unlikely that there may be new mines announced until oil prices are much higher, it is important to note that the new Fort Hills mine is due on-stream late this year and the drive for increased production on most existing mines should lead to greater volumes of recurring mine services for the Company to address.
Several of the Company’s customers have achieved operating cost savings per barrel of around 30% in Canadian dollar terms, which equates to about 50% in US dollars, due to the depreciation of the local currency, in which most expenses are incurred. As the Canadian dollar is not expected to significantly appreciate in 2017, this situation provides the Company’s customers with a meaningful cost advantage to exploit. This seems to be translating into more work opportunities for the Company and it has already secured considerably more earthworks volume than was available last year, including an overburden stripping contract that the Company plans to ramp up in the usually seasonally slow second quarter. In addition the Company is already dealing with bids for summer construction projects that are not usually issued until the March / April time frame. Early indications are that, in the absence of a wildfire interruption, 2017 will be much busier for the Company than 2016.
The Company recently extended a near expiration Master Service Agreement ("MSA") on a sole sourced, negotiated basis with a key customer which means that the Company is not faced with another expiration situation until late 2020. Therefore, the Company has come through the downturn with all of its MSAs intact or expanded, which it believes underpins its revenue expectations for several years.

NEWS RELEASE
In the other resource industries, such as coal, iron ore, base metals, and precious metals, the Company has seen much increased bidding activity and opportunities. The Company was successful in winning a summer 2016 tailings dam construction job at the Red Chris copper mine in British Columbia, which it hopes will be extended into 2017. This project represents the first of what the Company believes will be a stream of future opportunities from its diversification activities in this sector, as commodity pricing and associated development activity improves.
The Company’s business development work in the infrastructure sector continues and it has received additional partnering requests and opportunities to participate in major infrastructure projects. The Company was very pleased to qualify to bid for the Fargo-Moorhead flood mitigation project, in the northern US, as part of a strong consortium. The bid will be completed in 2017, with an award expected in the late fall to the successful proponent.
The Company definitely views the infrastructure sector as a positive opportunity and is actively pursuing both major and minor projects. In major infrastructure projects, the Company seeks to find strong senior partners with mega-project experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If the Company’s partnership is successful in the tender, it looks to self-perform the earthworks while also contributing to the overall project management team. In situations where the Company’s project team is not awarded the work, it will continue to pursue the opportunity as a potential earthworks subcontractor to the awarded team(s). The Company believes that the project insight and knowledge gained by being a project partner increases its ability to accurately assess risk and price as a subcontractor.
The Company’s recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to allow the Company to remain competitive in its pricing and providing the Company with the ability to take advantage of organic growth and acquisition opportunities.
In summary, the Company continues to pursue heavy civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and infrastructure projects. The Company is excited about its organic growth potential and believes it can capitalize on it to grow both Consolidated EBITDA and free cash flow significantly over the next three years.
Normal Course Issuer Bid in Canada
The Company today announced that it has amended its previously-announced normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange (“TSX”).  Under its current NCIB, the Company is authorized to purchase up to 1,075,968 voting common shares in the capital of the Company (the “Shares”),  which at the commencement of the NCIB on August 8, 2016, represented approximately 3.9% of the public float (as determined by TSX requirements). The Company has received conditional approval from the TSX to increase the number of Shares available for repurchase under the NCIB by 1,657,514 Shares (“Additional Shares”) to take into account the fact that at the time of commencing the NCIB on August 8, 2016, the Company’s acquisition of Shares pursuant to its previously-announced U.S. share purchase program were deducted from the aggregate number of Shares eligible to be repurchased under the NCIB. The Company shall acquire Additional Shares only after twelve months have elapsed from the date the Company made an equivalent purchase of Shares under the previous U.S. repurchase program.  The effect of the amended NCIB will be that during the period from August 8, 2016 to August 7, 2017 the Company would be eligible to purchase up to 10% of the public float as of July 31, 2016 (being 27,344,828 Shares).  The purchase of the Additional Shares under the NCIB shall only be made through the facilities of the TSX.

NEWS RELEASE
During the preceding 12 months, the Company has acquired an aggregate of 1,075,900 Shares under its current NCIB at a weighted average price of $3.84 per Share and an aggregate of 1,657,514 Shares primarily through the facilities of the New York Stock Exchange pursuant to its previously-announced U.S. share purchase program at a volume weighted average price of $2.2683 USD per share. The Additional Shares purchased under the amended NCIB, would represent approximately 5.4% of the issued and outstanding Shares, and together with the 1,075,968 shares purchased under the original TSX NCIB will constitute 10% of the public float, as of July 31, 2016. The Company is of the view that the amendment to the NCIB and the repurchase of additional Shares is an effective use of its cash resources and is in the best interests of the Company and its shareholders. The amended NCIB would both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions in the Company.
All purchases of Shares under the amended NCIB will be made in compliance with the TSX rules and the NCIB will terminate no later than August 7, 2017.  The Company will enter into an automatic share purchase plan (the “Plan”) in respect of the amended NCIB. The Plan provides standard instructions regarding how the Shares are to be purchased under the program, subject to pre-established parameters. Prior to any further purchases being made pursuant to the Plan, the Company will confirm to its broker that it is then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the Plan, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the Plan. Pursuant to the terms of the Plan, provided that the Company is neither in possession of material undisclosed or non-public information relating to the Company nor in a trading blackout period, the Company will have the ability to authorize the broker to make purchases outside of the pre-established price limits. In the event that the Plan is materially varied, suspended or terminated, the Company will issue a press release advising of such variation, suspension or termination, as applicable. Shares purchased pursuant to the NCIB will be cancelled.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended December 31, 2016 tomorrow, Wednesday, February 15, 2017 at 9:00am Eastern time.
The call can be accessed by dialing:
Toll free: 1-866-521-4909
International: 1-647-427-2311
A replay will be available through March 15, 2017, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 55802258
The live and archived webcast can be accessed at:
http://www.gowebcasting.com/8314

NEWS RELEASE
Non-GAAP Financial Measures
This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “gross profit margin”, “EBITDA”, "Consolidated EBITDA", (as defined in the Sixth Amended and Restated Credit Agreement, the "Credit Facility"),  and “free cash flow”.
Gross Profit, Margin, Total Debt, free cash flow, and Consolidated EBITDA
 “Gross profit” is defined as revenue less: project costs, equipment costs, and depreciation. “Gross profit margin” is defined as gross profit as a percentage of revenue.
The Company believes that gross profit is a meaningful measure of the business as it portrays operating profits before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit and gross profit margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NAEP uses this reference and related calculation are in relation to "gross profit margin", "net loss margin", or "Consolidated EBITDA margin".
NAEP believes that presenting relevant financial metrics as a percentage of revenue, or a financial margin is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit) excluding deferred financing costs; (iii) unsecured senior debt, such as our recently redeemed Series 1 Senior Unsecured Debentures due 2017 (the "Series 1 Debentures"); and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt and outstanding Letters of Credit to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
"Free cash flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
 “EBITDA” is defined as net income before interest expense, income taxes, depreciation and amortization.
“Consolidated EBITDA” is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income.

NEWS RELEASE
The Company believes that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation and amortization and the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of its business. The Company’s management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, its Credit Facility requires the Company to maintain both a fixed charge coverage ratio and a senior leverage ratio which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under the Credit Facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, the Company’s computations of EBITDA and Consolidated EBITDA may vary from others in the industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net loss to Consolidated EBITDA is as follows:
	Three Months Ended December 31,
(dollars in thousands)	2016	2015
Net loss	$(497)	$(712)
Adjustments:
Interest expense, net	1,136	1,558
Income tax benefit	(444)	(320)
Depreciation	12,701	10,347
Amortization of intangible assets	137	509
EBITDA	$13,033	$11,382
Adjustments:
(Gain) loss on disposal of plant and equipment	(292)	931
(Gain) loss on disposal of assets held for sale	(20)	238
Equity stock-based compensation expense	783	905
Loss on debt extinguishment	—	—
Consolidated EBITDA	$13,504	$13,456

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expect”, “may”, “could”, “believe”, “anticipate”, “continue”, “should”, “estimate”, “potential”, “likely”, “target” or similar expressions.  Forward looking statements include the statement that the Canadian dollar is not expected to significantly appreciate in 2017; that 2017 will be much busier for the Company than 2016; that the Company believes it can grow both EBITDA and free cash flow significantly over the next three years; that the Company expects its oil sands customers will continue to increase their production in order to dilute operating costs per barrel; that increased production should lead to greater volumes of recurring mine services; that winter earthworks will gradually ramp up in the fourth quarter and keep the Company busy through the first quarter of 2017; that the Red Chris copper mine project represents the first of a stream of future opportunities from its diversification activities in the sector; that the MSA agreement has the potential to underpin the Company’s revenues over the next five years; that the project insight and knowledge gained by the Company being a project partner increases its ability to accurately assess risk and price as a subcontractor; that the Company’s recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to endure the current macroeconomic uncertainties, allowing the Company to remain competitive in its pricing and providing the Company with the ability to take advantage of organic growth and acquisition opportunities.

NEWS RELEASE
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter and year ended December 31, 2016. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Finance and Information Technology
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca